

January 29, 2015

Via E-mail
Chet Kapoor
Chief Executive Officer
Apigee Corporation
10 S. Almaden Blvd., 16th Floor
San Jose, California 95113

> **Re:** **Apigee Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 9, 2015**
> **CIK No. 0001324772**

Dear Mr. Kapoor:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those provided in our letter dated December 24, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Our business and growth depend on our ability to obtain subscription and maintenance renewals from existing customers…, page 18

1.   Your response to prior comment 8 indicates why you believe it would be misleading to provide combined historical renewal data for your old and new Apigee Edge products. You advise that when you introduced the new version of this solution in 2012, there was no clear migration path for the old version and as a result some customers have not renewed their subscriptions as the company has stopped supporting the prior version(s) of the technology. In this regard, tell us what consideration you gave to providing here and in MD&A quantitative disclosure regarding renewals with respect to the current version of Apigee Edge that was released in 2012. Please also advise whether

your management considers renewal rates or a similar metric to be a key metric in evaluating your business.

Use of Proceeds, page 46

2.   We note the revised disclosure provided in response to prior comment 14, stating that you "do not currently have any specific or preliminary plans with respect to the use of proceeds for [the aforementioned] purposes." Accordingly, please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Opportunities and Challenges Affecting Our Performance, page 57

3.   We refer to your responses to prior comment 8 and 16 in which you discuss the challenges associated with the absence of a simple migration path from the old versions of your Apigee Edge product to the version released in 2012. Please tell us what consideration you gave to disclosing this information and any resulting material effects on your results of operations for the periods covered by the financial statements included in the document.

Fiscal 2012, Fiscal 2013 and Fiscal 2014

Revenue, page 63

4.   We note your response to our prior comment 21. Please clarify why you believe support and subscription services are similar. In this regard, explain why providing a separate discussion and analysis of each of these services would not be meaningful. In addition, describe in greater detail why the support and subscription services are similar under ASC 280-10-50-40, as the nature of these services appears different.

5.   Your response to our prior comment 22 indicates that you do not manage or track cost of revenue for any specific customer, including AT&T. As a result, you do not analyze and discuss the cost of revenue for AT&T. However, on page 67, you indicate that the increase in cost of professional services and other revenue was partially offset by a decrease of $0.9 million costs related to AT&T. As such, please reconcile your response to the disclosure in your filing and clearly tell us why you cannot isolate cost of revenues related to AT&T or provide a similar discussion for cost of revenues.

Liquidity and Capital Resources

Contractual Obligations, page 72

6.   We note your revised disclosures on page 76; however, please further revise your disclosures to also provide a discussion of the provisions that create, increase or

accelerate interest payments obligations, along with any other pertinent data necessary in understanding the timing and amount of such payments.

Business

Our Customers, page 98

7.	Please be advised that we are continuing to consider your response to prior comment 28 regarding your relationship with AT&T, and we may have further comments in this regard.

Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-11

8.	We note your response to our prior comment 33. Please define the substantial majority percentage used to establish VSOE. Further, clarify why the VSOE for fair value used to allocate the arrangement fee for your perpetual license arrangements is not used to allocate the arrangement fees for your time-based licenses. We refer you to ASC 985-605-55-64 to 67. In this regard, we note your response to prior comment 21 indicates that you believe "that revenue from perpetual licenses and time-based licenses are similar."

	You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

					Sincerely,

					/s/ Barbara C. Jacobs

					Barbara C. Jacobs
					Assistant Director

cc:	Via E-mail
	David J. Segre
	Wilson Sonsini Goodrich & Rosati, P.C.